100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

July 23, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Asset Trust

File Nos. 333-08045 and 811-07705

Post-Effective Amendment No.30

Dear Ms. Dubey:

Thank you for your telephonic comments on June 7, 2018 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Asset Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2018. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on July 23, 2018.

Comment 1.          Page 1, Caption beginning with “Amendment dated.” Please confirm that the prospectus will be dated approximately the same date on which the registration statement will be effective.

Response 1.  We hereby confirm that the prospectus will be dated approximately the same date on which the registration statement will be effective.

Comment 2.          Page 1, Fund Fees and Expenses Table. Please consider removing the parenthetical disclosure “(as a percentage of the lesser of purchase price or redemption proceeds)” since the fee applicable to this share class is “None.” This comment applied to both funds.

Response 2.  We intend to roll the referenced disclosure into the full prospectus to be filed under Rule 485(b), which prospectus will contain other share classes for which the referenced disclosure is appropriate. We have therefore made no changes in response to this comment.

Comment 3.          Page 2, Fund Fees and Expenses Table, footnote (b). Please explain why the referenced expenses need to be noted as estimated. This comment applied to both funds.

Response 3.  Since these Class A Shares will not have been operational prior to the effective date of the amendment to the Registration Statement, we believe it is appropriate to label the expenses shown for Class A Shares as being estimated.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

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